U.S. Securities and Exchange Commission
May 10, 2018

Ed Lukins +44 (0) 20 7556 4261 elukins@cooley.com

May 10, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall Mark Brunhofer Christine Westbrook Suzanne Hayes

Re:	Tiziana Life Sciences plc Amendment No 5 to Draft Registration Statement on Form 20-F Submitted May 20, 2018 CIK No. 0001723069

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated March 12, 2018, (the “SEC Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No 4 draft registration statement on Form 20-F submitted on February 27, 2018 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for confidential submission an amended version (Amendment No 5) of the Confidential Draft Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the SEC Letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Notes to Consolidated Financial Statements

16. Share Capital, page F-18

1. We acknowledge your response to prior comment 5. It is unclear to us whether the order from the High Court of England and Wales (the Order) as it relates to a credit to retained earnings is made in the context of generally accepted accounting principles in the United Kingdom (UK GAAP) or IFRS and/or whether “retained earnings” is a defined term under either UK GAAP or IFRS. Although we acknowledge that the capital reduction resulting from the Order created distributable reserves, we continue to have concerns that characterizing $41.3 million of capital contributed by shareholders as “retained earnings” is a faithful representation of the transaction. Please address the following:

•	Tell us if “retained earnings” is defined under UK GAAP.
•	Tell us whether the Order applies to UK GAAP financial statements or IFRS financial statements.
•	If you are able to support that the Order applies to your IFRS financial statements, tell us whether the High Court regularly makes determination of accounting classification under IFRS or whether it merely approved the underlying general objective of your capital reduction transaction to create distributable reserves.
•	Tell us your consideration for presenting your distributable reserves in two separate columns on your statements of shareholders’ equity (one for distributable reserves converted from contributed capital and the other from your results of operations) and your consideration for titling the contributed capital component to anything other than “retained earnings.”

Response: The Company respectfully acknowledges the Staff’s comments on this matter. Having looked again at this issue and discussed it extensively with the auditors to the Company, we are able to reach no other conclusion that this is one of those situations where an accepted accounting practice in the UK, driven by a concept (maintenance of capital and distributable reserves), appears to conflict with the overriding interpretation of IAS1 as applied in the US.

We accept that whilst adopting alternative presentation of the reserves may require us to restate the Company’s statutory accounts in the UK for the prior year to reflect the alternative presentation of the reserve, there is no legal reason for not doing so. We believe that the Staff are also familiar with recent filings made Mereo Biopharma plc (where a similar presentational issue arose, albeit prior to that issuer being a public company) (“Mereo”). We have accordingly amended the presentation of the reserves to leave retained earnings as reflective of the accumulated loss position and introduced a separate reserve to show the credit arising on the capital reduction as a standalone distributable reserve.

The notes to the reserve are marginally more extensive than those which the Staff will have seen in the Mereo filing but this is merely reflective of the fact that in the case of this issuer the capital reduction was sanction by the High Court as opposed to being an act by the directors not requiring shareholder or Court approval.

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word 'partner,' used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

21. Reserves, page F-23

2. Please confirm whether the £41.3 million of distributable reserves disclosed on page F-24 is denominated in GBP or USD, as indicated in your Consolidate Statements of

Shareholders' Equity on page F-5, and revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comments on this matter. We have revised accordingly in the amended filing.

Please contact me at +44 (0) 20 7556 4261 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

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[Signature Page Follows]

Yours sincerely,

/s/ Ed Lukins

___________________________

Ed Lukins

cc: Tiziano Lazzaretti, Tiziana Life Sciences plc